UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


      					April 26, 2005


Mr. James E. Murphy
Chief Financial Officer
United Refining Company
15 Bradley Street
Warren, PA 16365

Re:	Item 4.02 Form 8-K
	Filed April 22, 2005
	File No. 001-06198


Dear Mr. Murphy:

	We have reviewed your Item 4.02 (a) Form 8-K for compliance with the form requirements and have the following comments.

1. Please explain to us why you have determined the 8-K to be an Item
4.02 (a) and not an Item 4.02 (b). You state in the document that you were "advised by BDO Seidman, LLP (the independent registered public accounting firm for the Company) to review its application of generally accepted accounting principles with respect to inventory valuation for interim financial statements and therefore needed to restate its financial statements..." which appears to be consistent with the language included in Item 4.02 (b) of the Form 8-K requirements.

2. We note that you intend to file restated financial statements for the fiscal quarters ended 11/30/04 and 11/30/03. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

3. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K and 10-Q for the periods ended 8/31/04 and 11/30/04, respectively, in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal quarter ended 2/28/05.

      As appropriate, please respond to these comments and file an amendment to the Form 8-K on or before May 3, 2005.

	If you have any questions, please call Mark A. Wojciechowski at
(202) 942-1928.


							Sincerely,


							April Sifford
							Branch Chief